                                                                    EXHIBIT 99.9

April 13, 2001

GREKA Energy Corporation
630 Fifth Avenue
New York, New York 10111

Re: Form 10-K Report for the year ended December 31, 2000.

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

As of January 1, 2000, the Company changed from the first in, first out (FIFO) method of accounting for inventory to the weighted average method. According to the management of the Company, the average cost method is preferable because the primary inventoriable cost at the asphalt refinery is crude oil for which the price fluctuates significantly. The weighted average method balances the impact of short-term fluctuations in crude oil pricing on the Company's refinery inventory levels.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

Very truly yours,

/s/ Arthur Andersen LLP